Kaahumanu Center Associates (A Hawaii
Limited Partnership)

Financial Statements for Each of the Three
Years Ended December 31, 2001, 2000 and
1999 and Independent Auditors' Report












 INDEPENDENT AUDITORS' REPORT


To the Partners of Kaahumanu Center Associates:

We have audited the accompanying balance sheets of Kaahumanu Center Associates (a Hawaii limited partnership) as of December 31, 2001 and 2000, and the related statements of operations, changes in partners' capital (deficit), and cash flows for each of the three years in the period ended December 31, 2001.
These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



/S/DELOITTE & TOUCHE LLP
Honolulu, Hawaii
February 12, 2002







KAAHUMANU CENTER ASSOCIATES

BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS                                         2001        2000

CURRENT ASSETS:
 Cash                                    $    33,960   $   32,578
 Accounts receivable - less allowance
  of $250,073 and $95,298 for
  doubtful accounts                          699,626    1,093,832
 Prepaid expenses                             31,023       70,905

     Total current assets                    764,609    1,197,315

PROPERTY:
 Land and land improvements                6,068,132    6,054,330
 Building                                 83,724,161   83,580,660
 Furniture, fixtures and equipment         5,147,455    5,182,690
 Construction in process                     261,380       65,071

  Total property                          95,201,128   94,882,751
 Accumulated depreciation                (28,849,489) (25,682,580)

     Property - net                       66,351,639   69,200,171

OTHER ASSETS                               1,274,227    1,710,131

TOTAL                                    $68,390,475  $72,107,617



LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
 Bank overdraft                          $        --  $    39,637
 Current portion of long-term debt         1,228,322    1,126,451
 Accounts payable                            457,015      473,094
 Due to Maui Land & Pineapple
  Company, Inc.				   1,667,283    1,216,086
 Other current liabilities                    39,453      122,556

     Total current liabilities             3,392,073    2,977,824

LONG-TERM DEBT - Less current portion     57,911,022   59,139,567

OTHER LONG-TERM LIABILITIES                   90,726       87,175

     Total liabilities                    61,393,821   62,204,566

CONTINGENCIES AND COMMITMENTS

PARTNERS' CAPITAL                          6,996,654    9,903,051

TOTAL                                    $68,390,475  $72,107,617

See notes to financial statements.







KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                   2001         2000        1999

REVENUES:
 Rental income - minimum        $7,023,484   $7,552,188  $7,472,086
 Rental income - percentage      1,009,772    1,372,884   1,112,419
 Other operating income -
   primarily recoveries
   from tenants                  7,172,942    6,728,646   5,921,174

     Total revenues             15,206,198   15,653,718  14,505,679

COSTS AND EXPENSES:
 Interest                        5,245,434    5,332,655   5,369,013
 Depreciation and amortization   3,693,930    3,685,323   3,539,544
 Utilities                       3,301,571    3,400,142   2,668,013
 Payroll and related costs       2,343,025    2,282,740   2,087,090
 Repairs and maintenance           647,124      701,391     570,175
 General excise taxes              594,008      616,644     566,518
 Write down/loss on disposal
   of assets		           364,646         -         88,074
 Real property taxes               348,689      327,190     315,005
 Insurance                         303,817      333,704     366,253
 Provision for doubtful accounts   302,613       44,497      57,349
 Advertising and promotions        278,036      241,379     204,328
 Management fee                    251,038      278,907     268,264
 Professional fees                 194,613      207,240     143,646
 Other expenses                    244,051      143,992      62,677

     Total costs and expenses   18,112,595   17,595,804  16,305,949

NET LOSS                       $(2,906,397) $(1,942,086)$(1,800,270)


See notes to financial statements.








KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                              State of
                                               Hawaii
                              Maui Land &    Employees'
                               Pineapple     Retirement
                             Company, Inc.     System       Total

PARTNERS' CAPITAL (DEFICIT),
 DECEMBER 31, 1998            $(8,690,243)  $22,335,650  $13,645,407

Net loss - 1999                  (900,135)     (900,135)  (1,800,270)

PARTNERS' CAPITAL (DEFICIT),
 DECEMBER 31, 1999             (9,590,378)   21,435,515   11,845,137

Net loss - 2000                  (971,043)     (971,043)  (1,942,086)

PARTNERS' CAPITAL (DEFICIT),
 DECEMBER 31, 2000            (10,561,421)   20,464,472    9,903,051

Net loss - 2001                (1,453,199)   (1,453,198)  (2,906,397)

PARTNERS' CAPITAL (DEFICIT),
 DECEMBER 31, 2001           $(12,014,620)  $19,011,274  $ 6,996,654


See notes to financial statements.







KAAHUMANU CENTER ASSOCIATES

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                   2001         2000         1999

OPERATING ACTIVITIES:
 Net loss                     $(2,906,397)  $(1,942,086)  $(1,800,270)
 Adjustments to reconcile net
   loss to net cash provided
   by operating activities:
 Depreciation and amortization  3,693,930     3,685,323     3,539,544
 Loss on property disposals       364,646         -            88,074
 Decrease (increase) in
   accounts receivable  	  394,206      (474,932)      (60,628)
 Decrease (increase) in
   noncurrent accounts
   receivable                     288,927      (146,295)     (285,546)
 (Decrease) increase in
   accounts payable   	          (39,768)     (702,026)      609,583
 Net change in other operating
   assets and liabilities         (11,026)       11,165        30,747

     Net cash provided by
       operating activities     1,784,518       431,149     2,121,504

INVESTING ACTIVITIES:
 Purchases of property         (1,099,123)     (460,224)   (1,831,275)
 Decrease in restricted cash        -             -           758,398

     Net cash used in
       investing activities    (1,099,123)     (460,224)   (1,072,877)

FINANCING ACTIVITIES:
 Payments of long-term debt    (1,126,674)   (1,018,774)     (948,603)
 Proceeds from Partner
   Advances, net of repayments    482,298       536,078          -
 (Decrease) increase in bank
   overdraft       		  (39,637)       39,637          -

     Net cash used in financing
       activities 		 (684,013)     (443,059)     (948,603)

NET INCREASE (DECREASE) IN CASH     1,382      (472,134)      100,024

CASH, BEGINNING OF YEAR            32,578       504,712       404,688

CASH, END OF YEAR                $ 33,960     $  32,578     $ 504,712


SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION -  Cash paid
  during the year for interest $5,242,000    $5,328,000    $5,369,000


SUPPLEMENTAL INFORMATION RELATING TO NONCASH INVESTING ACTIVITIES
 - Amounts included in accounts payable for additions to property totaled $8,000, $11,000, and $75,000 at December 31, 2001, 2000,
 and 1999, respectively.


See notes to financial statements.







KAAHUMANU CENTER ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


1. ORGANIZATION

   Kaahumanu Center Associates (Partnership) was formed on June 23, 1993 as a limited partnership between Maui Land & Pineapple Company, Inc. (ML&P), as general partner, and the Employees' Retirement System of the State of Hawaii (ERS), as limited partner. The purpose of the Partnership is to finance the expansion and renovation of and to own and operate Queen Ka'ahumanu Center (Center).

   The Center is a regional shopping mall located in Kahului, Maui, and currently consists of 570,000 square feet of gross leasable area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting - The Partnership's policy is to prepare its financial statements using the accrual basis of accounting.

   Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Future actual amounts could differ from those estimates.

   Restricted Cash - Restricted cash is a percentage of revenues retained for capital improvements as set forth in the Partnership Operating Agreement, as well as proceeds from the mortgage loan that were reserved for additional expansion costs. The partners agreed to waive the required capital improvement reserve for the years ended December 31, 2001 and 2000.

   Property - Property that was contributed to the Partnership by ML&P is stated at ML&P's net book value at the date of contribution; subsequent additions are stated at cost.
   Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

   Advertising and Promotion - The costs of advertising and sales promotion activities are expensed as incurred.

   Income Taxes - The Partnership is not subject to federal and state income taxes. The distributive shares of income or loss and other tax attributes from the Partnership are reportable by the individual partners.

   Concentration of Credit Risk - The Partnership extends credit to its tenants in the course of its leasing operations. The creditworthiness of existing and potential tenants is evaluated and, under certain circumstances, a security deposit is required.

   Reclassifications - Certain amounts in the 1999 and 2000 financial statements have been reclassified to conform to the 2001 presentation.

3. PARTNERSHIP AGREEMENTS

   Capital Contributions - ML&P contributed the land and the shopping center improvements as they existed prior to the expansion and renovation project, subject to the existing first mortgage, together with approximately nine acres of adjacent land which became part of the expanded shopping center, for a 99% interest in the Partnership.

   ERS originally contributed $312,000 for a 1% interest in the Partnership and made a loan of $30.6 million to the Partnership. Effective April 30, 1995, after completion of the expansion and renovation and the satisfaction of certain conditions, ERS converted its loan to capital for an additional 49% interest and became a 50% partner with ML&P.

   Allocations and Distributions - Profit and loss allocations and cash distributions of the Partnership are based on the ownership interests of the partners.

   ERS and ML&P each have a 9% cumulative, non-compounded priority right to cash distributions based on their net contributions to the Partnership (preferred return). The ML&P preferred return is subordinate to the ERS preferred return. For the purpose of calculating the preferred returns, each partner's capital contribution had an agreed upon value of $30.9 million on April 30, 1995. The accumulated unpaid preferred returns at December 31, 2001 were $15.7 million each for ML&P and ERS.

   Management and Operations - The Partnership has an Operating Agreement with ML&P for the operation of the Center. The Operating Agreement has an initial term of 15 years, which commenced when ERS became a 50% partner, with options to renew for four additional 10-year periods. It provides for certain performance tests, which if not met, could result in termination of the Agreement. The tests were not met in 2001, but termination of the Agreement is not presently being considered.

   ML&P, as managing partner, is responsible for the day-to-day management of the Partnership's business affairs. Major decisions, as defined in the partnership agreement, require the unanimous approval of the partners.

4. RELATED PARTY TRANSACTIONS

   Pursuant to the Partnership Operating Agreement, the Partnership pays to ML&P an operator's fee equal to 3% of gross revenues, as defined. In 2001, 2000 and 1999, ML&P charged the Partnership $251,000, $279,000 and $268,000, respectively, for management fees.

   In accordance with the Limited Partnership Agreement, the Managing Partner may make cash advances to the Partnership as necessary in order to avoid a cash flow deficit. Such advances bear interest at 1% above the rate being charged the Partnership under the mortgage loan (see Borrowing Arrangements). Partner Advances totaled $1,018,000 and $536,000 at December 31, 2001 and 2000, respectively. Interest expense on the advances at 9.57% totaled $54,000 and $34,000 for 2001 and 2000, respectively.

   The Partnership does not have any employees. As such, ML&P provides all on-site and administrative personnel and also incurs other costs and expenses, primarily insurance, which are reimbursable by the Partnership. In 2001, 2000 and 1999, ML&P charged the Partnership $2,634,000, $2,637,000, and $2,417,000, respectively, for payroll and other costs and expenses.

   ML&P generates the majority of the electricity that is used by the Center. In 2001, 2000 and 1999, ML&P charged the
   Partnership $2,952,000, $3,049,000 and $2,263,000,
   respectively, for electricity.

   Amounts due to ML&P for management fees, electricity, Partner
   Advances, and reimbursable costs were $1,667,000 and $1,216,000 as of December 31, 2001 and 2000, respectively.

5. OTHER ASSETS

   Other assets at December 31, 2001 and 2000 consisted of the following:

                                              2001        2000

    Deferred costs                          $435,033    $582,010
    Noncurrent accounts receivable           839,194   1,128,121

    Total other assets                    $1,274,227  $1,710,131

   Deferred costs are primarily leasing consultation costs and are net of accumulated amortization of $1,130,000 and $983,000, respectively, at December 31, 2001 and 2000.

   Noncurrent accounts receivable represents the excess of minimum rental income recognized on a straight-line basis, over the life of the lease, over amounts receivable according to the provisions of the lease, after deducting an estimated amount for amounts not recoverable.

6. BORROWING ARRANGEMENTS

   The Partnership has a mortgage loan which bears interest at 8.57% and is payable in monthly installments of $526,000, including interest, through 2005 when the entire balance is payable. The loan is collateralized by the Center and is nonrecourse except for the first $10 million, which is guaranteed by ML&P until the Center attains a defined level of net operating income.

   Scheduled principal maturities for the next four years from 2002 through 2005 are as follows: $1,228,000, $1,339,000,
   $1,446,000, and $55,126,000, respectively.

7. LEASES

   Tenant leases of the Center provide for monthly base rent plus percentage rents and reimbursement for common area maintenance and other costs. Future minimum rental income to be received under non-cancelable operating leases aggregates $44,213,000 and is receivable during the next five years (2002 through 2006) as follows: $5,975,000, $5,764,000, $5,024,000,
   $3,666,000, $2,980,000, respectively, and $20,804,000
   thereafter.

8. CONTINGENCIES AND COMMITMENTS

   The Partnership had commitments under signed contracts totaling $305,000 at December 31, 2001.

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